Exhibit 99.1

Seanergy Maritime Successfully Completes $54 million Refinancing Transactions for 3 Capesize Vessels with Significant Cost and Liquidity Benefits for the Company

May 11, 2023 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that, pursuant to its strategy of pursuing attractive refinancing opportunities, it entered into two sale and leaseback agreements with unaffiliated third parties in Japan for the refinancing of the existing indebtedness over the 2010-built capesize vessels M/V Knightship and M/V Lordship. Moreover, the 2011-built M/V Championship, previously financed by a sale and leaseback structure, has been refinanced through a new sustainability-linked loan provided by a major European lender.

Refinancing of M/V Knightship

The vessel was sold and chartered back on a bareboat basis for a six-year period. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to Seanergy at no additional cost.

The $19.0 million financing bears interest of 3-month term SOFR + 2.80% per annum. The new interest rate is 120 bps lower than that of the existing financing. Approximately $8.5 million of additional liquidity was released to the Company through the refinancing.

The charterhire principal will amortize over seventy-two consecutive monthly installments, averaging approximately $0.3 million each.

Refinancing of M/V Lordship

The vessel was sold and chartered back on a bareboat basis for a period of 4 years and 5 months. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the six-year bareboat period, Seanergy has the option to repurchase the vessel for $7.8 million.

The $19.0 million financing bears interest of 3-month term SOFR + 3.00% per annum. The new interest rate is 50 bps lower than that of the existing financing. Approximately $6.6 million of additional liquidity was released to the Company through the refinancing.

The charterhire principal will amortize over fifty-three consecutive monthly installments, averaging approximately $0.2 million each.

Fearnley Securities AS have acted as the Company’s exclusive financial advisor for the two sale and leaseback financings, offering valuable support in the origination, structuring and execution of the transaction.

Sustainability linked refinancing of M/V Championship

The M/V Championship, previously financed through a sale and leaseback agreement with a major international commodities trader, has been recently refinanced through a sustainability-linked loan provided by a major European lender. The existing facility of the Company secured by the M/Vs Fellowship and Premiership was amended and restated to also include a loan for the M/V Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate.

The $15.75 million loan for the M/V Championship has a five-year term and amortizes over twenty consecutive quarterly payments, averaging approximately $0.64 million per quarter. The interest rate is 2.65% over 3-month Term SOFR and can fluctuate by 0.05% based on certain emission reduction thresholds.

Following the termination of the sale and leaseback agreement with Cargill, the M/V Championship has entered a new time-charter (“T/C”) agreement at an index linked rate, at a premium over the Baltic Capesize Index. Moreover, a new scrubber profit share scheme has been introduced with Seanergy receiving the majority of the monetary benefit.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Our latest refinancing transactions have multiple benefits for our Company in reducing our financing costs as we have secured lower pricing and more flexible financing structures, while expanding our lending relationships in Japan.

“At the same time, we are expanding the sustainability aspects of our loan portfolio by concluding one more sustainability-linked vessel financing, the fifth one for Seanergy. This attests our commitment to our ESG agenda and our support to the industry's decarbonization efforts.

“Moreover, we are strengthening our balance sheet by releasing approximately $15 million of liquidity. Such additional liquidity can support future growth and further enhance our shareholders’ value through various potentially accretive moves.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum T/C expiration	Maximum T/C expiration(2)	Charterer
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	10/2024	Anglo American
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	09/2023	01/2024	Cargill
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	10/2025	Cargill
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	11/2023	06/2024	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	04/2023	11/2023	Glencore
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2024	06/2024	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	05/2024	07/2024	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	04/2024	09/2024	NYK
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	07/2024	NYK
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	04/2024	08/2024	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Paroship	181,415	2012	Koyo-Imabari	Yes	T/C Index Linked	Yes	10/2023	07/2024	Oldendorff
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	09/2023	12/2023	Uniper
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	07/2023	10/2023	Uniper
Total / Average age	2,846,965	12.3	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional period.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 16 Capesize vessels with an average age of 12.3 years and aggregate cargo carrying capacity of approximately 2,846,965 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com